Filed by Allied Waste
Industries, Inc. Pursuant to
Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to
Rule 14a-12 under the
Securities Exchange Act of
1934
Subject Company:
Allied Waste Industries, Inc.
(Commission File No.
001-14705)

Discussion of Forward-Looking Statements Information Regarding Forward-Looking Statements Certain statements and information included within this presentation, as it relates to Allied Waste and/or its proposed merger with Republic Services, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995 these forward-looking statements are identified by words such as “will,” “expects,” “intends,” “anticipates” and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this presentations and the Company undertakes no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Additional Information and Where to Find It This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, as amended, and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations. Participants in Solicitation Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007,which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in theproxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Presentation Agenda Company profile and competitive strengths Successfully rebuilt operating and financial performance Historical actions and impacts Gains reflected in financial results Update on proposed merger of Allied Waste and Republic Services

Profile of Allied Waste 2nd largest non-hazardous solid waste company in the US Operations span 122 markets across 38 states and Puerto Rico Vertically integrated, providing collection, transfer, recycling and disposal services through a network of: 291 collection companies 161 transfer stations 158 active landfills 53 recycling facilities Operating model supports greater internalization of waste

Strong Position in Major U.S. Markets

Diversified Operations Provide Stable Revenues and Cash Flow Revenue by Region Revenue by Line of Business Other Recycling-Recycling- Collection 2% Commodity 3% 4% East Other Commercial West 27% 5% 26% 26% Transfer 7% Landfill 14% Midwest Roll-off South 21% 23% 22% Residential 20%
· Based on 2007 Revenue of $6.1 Billion 7

Expertise in Developing Landfill Capacity Approximately 57% of waste Landfill Capacity (millions of tons) generated in the U.S. is 3,500 disposed of in landfills Permitted Probable Greenfield development of a 3,000 new landfill can require 10 or more years before a site is 2,500 operational 2,000 Currently manage 158 landfills across the U.S., representing approximately 3.0 billion tons 1,500 of disposal capacity 1,000 Operating lives range from 1 to over 150 years 500 0 2004 2005 2006 2007

The Rebuilt Strength of Allied Waste

Demonstrated Gains in Business Performance Change in Price (includes fuel recovery fee) Improved operating results 7.0% 6.5% AW Integrated best practices 6.0% Consistent investment in the business 5.5% Building durable capabilities in the 5.0% organization RSG 4.5% Centralized pricing focused on 4.0% achieving acceptable returns on 3.5% our hard-to-replicate landfill 3.0% WMI assets 2.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 ‘06 ‘06 ‘06 ‘06 ‘07 ‘07 ‘07 ‘07 ‘08 ‘08 Centralized purchasing targeting $2 billion in annual spending Deleveraging the Balance Sheet $10 90% Rebuilt capital structure provides Total Debt ($bln) Debt to Cap 85% $9 flexibility to support the business 80% $8 75% 70% $7 65% 60% $6 55% $5 50% ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07

Operating Gains Driving Allied’s Improved Financial Results Six Months Ended June 30, 2008 2007
Revenue $3.07 billion $2.99 billion Income from Continuing Operations $184 million $125 million Diluted EPS from continuing operations $0.42 $0.29 Reported YOY change in price (includes fuel 6.5% 6.0% recovery fee) Reported YOY change in volume -4.5% -3.0% Debt-to-total cap 61.6% 64.8%

Merger Review and Update

Compelling Merger Rationale National scope and scale, with stronger growth platform Improved vertical integration through large network of landfills Complementary geographies, assets and cultures, with shared commitment to customer service Significant corporate and operational synergies Approximately $150 million in expected annual synergies Strong capital structure with investment grade credit rating Enhanced cash flow provides additional flexibility to
Fund dividend Invest in business Pay down debt

National Footprint Approximately 54% of Revenue from Sun Belt States

Well-Diversified in Customers, Revenue Mix and Geography Republic Pro Forma
Recycling Other Transfer & 7% 3% Recycling Other Disposal Permanent 18% 4% Roll-Off 7% Transfer & 13%Disposal Permanent C & D 20% 7% Roll-Off 14% Commercial Residential 28% C & D 24% 7% $3.2 billion Allied Recycling Other 7% 5% Commercial Commercial 26% Residential 21% 27% Transfer & Disposal $9.3 billion 21% Approximately $2.5 billion of annual long-term franchise revenue Roll-off Residential 21% 20% $6.1 billion 15

Targeting $150+ Million in Synergies Approximately $75 million of Approximately $75 million of savings from SG&A savings from field operations Corporate Phase 1 focus Close RSG headquarters and Internalize volumes currently integrate operations in Phoenix delivered to third-party landfills
Field Operations Re-route trucks to access most efficient landfill Opportunity to rationalize regional and area/division structure Capture national account revenues currently subcontracted Consolidate offices in areas of overlap Phase 2 opportunities
Responsible for managing local Optimize market service areas and markets underlying routes to drive efficiency and maximize route densities Compensation systems aligned with improving shareholder value Rationalize of hauling facilities Identify/deploy best practices
- Maintenance, landfill management and training

Commitment to Seamless Integration Integration planning already well underway
Outside consultant retained to facilitate and measure results 17 integration teams comprised of functional experts from both companies are already working
Focus on maintaining high level of customer service Process will be completed in a timely manner Result will be “best people, best practices” Management Safety Procurement and purchasing Repair and maintenance

Additional Opportunities to Drive Value National accounts Merger strengthens operating platform and value equation National account market estimated at $3 billion Purchasing and maintenance
Combined company will have annual capital expenditures of over $1 billion that can be impacted through centralized purchasing Leverage AW’s established procurement function Continue to optimize fleet and integrate maintenance programs

Timeline to Merger Close Department of Justice Review Received DOJ second request on Aug 23 Targeting mid-September response by company DOJ has 30 days to issue a decision or request an extension Initial SEC comments on proxy statement have been received Company response has been filed for review Continue to target special meeting of shareholders in late October Close still expected in Q4 2008

Merger Creates Unique Benefits for All Stakeholders Shareholder Benefits Significant achievable cost synergies Strengthens vertical integration Improved capital structure with investment grade credit rating Dividend policy and cash return strategy Customer Benefits Unmatched customer service Greater vertical integration Employee Benefits
Better career opportunities Combined best safety practices

Questions and Answers